Conflict Minerals Report
IXIA

This Conflict Minerals Report (“Report”) of Ixia (“Ixia” or “we”) for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).

Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain minerals originating in the Democratic Republic of the Congo or any country that shares an internationally recognized border with the Democratic Republic of the Congo (collectively, the "Covered Countries"). The minerals subject to Rule 13p-1 are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten ("Conflict Minerals").

Pursuant to Rule 13p-1, if, based upon a reasonable country of origin inquiry, a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in one of the Covered Countries, or if such registrant is unable to determine the country of origin of those Conflict Minerals, then it must file a Conflict Minerals Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of the Conflict Minerals. Due to our limited ability to determine the country of origin and/or the chain of custody of Conflict Minerals necessary to the functionality or production of our products as described below, we have filed this Conflict Minerals Report.
Design of Conflict Minerals Program
Ixia has adopted a Conflict Minerals Policy. That policy may be found on our website at www.ixiacom.com on the "Management" page under "Conflict Minerals Policy." We are committed to working with our suppliers and contract manufacturers around the world in the furtherance of our policy.

Consistent with our policy, we have included in our standard supplier terms and conditions provisions relating to the use of Conflict Minerals. We have imposed on our suppliers the requirement that they provide us with documentation of the sourcing of the Conflict Minerals in products, materials or components they provide to us and that they strive to ensure that those Conflict Minerals are either sourced from smelters and refiners that have obtained the “conflict free” designation or are otherwise conflict free within the meaning of the Rule.

Pursuant to the Rule, in 2014 we undertook due diligence measures on the source and chain of custody of the necessary Conflict Minerals in the products we manufacture or contract to manufacture that we had reason to believe may have originated from a Covered Country and may not have come from recycled or scrap sources, based on information we obtained in our reasonable country of origin inquiry. As indicated in our Form SD, many of our efforts in our reasonable country of origin inquiry overlapped with our due diligence efforts described below.
Description of Due Diligence Measures Performed
The primary objective of the due diligence process on the source and chain of custody was to determine whether the necessary Conflict Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

Our due diligence measures were designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. In order to identify the smelters and refiners in the supply chain, as well as the country of origin, of the necessary Conflict Minerals, we utilized the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) Conflict Minerals Reporting Template ("CMRT") developed by the Conflict-Free Sourcing Initiative (“CFSI”), as well as other resources publicly available through the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The CFSI is an internationally recognized organization that was founded in 2008 by members of the EICC-GeSI. The CMRT facilitates the transfer of information through the supply chain regarding country of origin and smelters and refiners used. The CFSP also identifies smelters and refiners that independent third-party audits have confirmed have systems in place that comply with the CFSP’s assessment protocols to assure sourcing of only conflict-free minerals.

Consistent with the EICC/GeSI model, we:

•
Conducted a supply chain survey with suppliers of products, materials or components containing Conflict Minerals using the EICC/GeSI CMRT in an effort to identify the smelters and refiners from which our suppliers obtained necessary Conflict Minerals supplied to us;

•
Compared the smelters and refiners identified in the supply chain survey against the list of smelter facilities which have been identified as “conflict free” by the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold;

•	Followed up with non-responding suppliers in an effort to encourage completion and return of the information solicited in the reporting template;

•	Followed up with suppliers surveyed, to the extent possible, on missing and inconsistent information; and

•
Initiated and conducted additional supplier contact to address issues, including incomplete data on EICC-GeSI Templates, responses that did not identify smelters or refiners, responses that indicated a sourcing location without complete supporting information from the supply chain, and origanizations that were identified as smelters or refiners, but not verified as such through further analysis and research.

We have compiled the responses from our suppliers and are maintaining relevant documentation.

As part of our risk management efforts to ensure compliance with our Conflict Minerals Policy, we are engaging with our suppliers to further their understanding of our Policy and, where necessary, to encourage appropriate sourcing of the necessary Conflict Minerals that will be supplied to Ixia and its contract manufacturers for its products. To the extent that we were able to identify smelters and refiners that might be in Ixia's supply chain based on the company-level data provided by our suppliers, we took steps to assess the risk that necessary Conflict Minerals directly or indirectly financed or benefited armed groups in the Covered Countries. To that end, where we had reason to believe that a smelter or refiner that might be in Ixia's supply chain was sourcing from a Covered Country, we responded by assessing the smelter’s or refiner's due diligence to the extent practicable. In particular, based on the information provided by the CMRT, the information available through the CFSP, and supplemental information made available by suppliers, we assessed whether the smelter or refiner had been validated as conflict free by independent third-party audits conducted through industry group programs. Some suppliers did not respond to our inquiry. Some suppliers were unable to provide information regarding the smelters or refiners of the Conflict Minerals in their components. Other suppliers identified certain of the smelters and refiners they used, but the suppliers provided company-wide, aggregate smelter information across all of their products, rather than specific information regarding the smelters or refiners of the Conflict Minerals in the specific components used in our products.
Products
During this reporting period, we identified the following products that we contract to manufacture and that may contain necessary Conflict Minerals from a Covered Country:

Network Test Solutions (“NTS”) and Network Visibility Solutions (“NVS”) products consisting of:

•	Chassis: Cable assembly, integrated circuit, semiconductor, microprocessor, memory, power supply, printed circuit board, peripherals

•	Load Modules: Poly-tantalum capacitors, sheet metal, printed circuit board, processors, field programmable gate array, memory, oscillator

•	Third-party: Server, controllers
Results of our Due Diligence Measures
Inherent Limitations on Due Diligence Measures
As we are a downstream purchaser of products, materials or components that contain Conflict Minerals, our ability to verify the accuracy or completeness of the data received in our due diligence efforts is necessarily limited. Our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals. As indicated above, our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals.

This is not a consistent process and some of the information we ultimately received may not have been complete or entirely accurate.
Supplier Chain Survey Responses
As a result of the supply chain surveys that we conducted, we were able to obtain a 79% response rate from the direct suppliers that contribute necessary Conflict Minerals to the products we contract to manufacture. To date, all of the CMRTs have included data only at the company level (with information applicable to all of the components and materials furnished by the respective suppliers) and do not specify which smelters or refiners or countries of origin were the source of necessary Conflict Minerals in the particular types of parts furnished to us. As a result, we do not know the smelters or facilities that were the source of the Conflict Minerals in our NTS and NVS products or the country of origin of all of the Conflict Minerals that were not sourced from one of the CFSP certified smelters.

Our efforts to determine the mine or location of origin of the necessary Conflict Minerals in our products with the greatest possible specificity consisted of the due diligence measures described in this Report.
Steps to be Taken to Mitigate Risks
Further to our Conflict Minerals Policy, we will communicate to suppliers of our manufactured products our intent for products to be sourced from responsible suppliers who can provide reasonable assurance that the purchase of the minerals incorporated into their products did not directly or indirectly finance or benefit armed groups in the Covered Countries.
In 2015, we expect to make further progress in reaching down through the tiers of our supply chain in our continued effort to identify the smelters and country of origin of more of the Conflict Minerals in the products we contract to manufacture. We anticipate that additional smelters will participate in programs such as the Conflict Free Smelter program to obtain a "conflict free" designation thereby providing an increased source of supply of conflict-free minerals.
The steps that we are taking and plan to take in 2015 include:

•	Increasing the response rate of our suppliers to our smelter surveys;

•	Continuing to evaluate our supply chain to determine which materials and components used in the manufacture of our products contain Conflict Minerals from a Covered Country; and,

•	Continuing to find ways to encourage our suppliers to work with smelters participating in programs such as the CFSP to obtain a "conflict free" designation.